Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

NOMINATION OF NON-EXECUTIVE DIRECTOR AND NON EMPLOYEE REPRESENTATIVE SUPERVISOR

NOMINATION OF NON-EXECUTIVE DIRECTOR

China Life Insurance Company Limited (the “Company”) announces that on 24 August 2017, the board of directors of the Company (the “Board”) considered and approved the resolution in relation to the nomination of Mr. Yuan Changqing as a candidate for the Non-executive Director of the fifth session of the Board of the Company. The resolution shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. In addition, the qualification of Mr. Yuan Changqing as a Director is subject to the approval of the China Insurance Regulatory Commission (the “CIRC”). Upon obtaining the above approvals, Mr. Yuan Changqing will also serve as a member of the Nomination and Remuneration Committee, and Mr. Wang Sidong, a Non-executive Director of the Company, will serve as a member of the Strategy and Investment Decision Committee and cease to act as a member of the Nomination and Remuneration Committee.

The biographical details of Mr. Yuan Changqing are set out below:

Mr. Yuan Changqing, born in 1961, is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company, the controlling shareholder of the Company. Mr. Yuan Changqing served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the Chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the Vice President, President and Secretary to the Party Committee of Xinjiang Branch, the President and Secretary to the Party Committee of Henan Branch, and the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan Changqing, a senior economist, graduated from the University of Hong Kong, majoring in International Business Administration with a Master’s Degree in Business Administration.

Commission File Number 001-31914

Mr. Yuan Changqing will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Board. He is eligible for re-election upon expiry of his term. As a Non-executive Director of the Company, Mr. Yuan Changqing will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Yuan Changqing has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Yuan Changqing does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the nomination of Mr. Yuan Changqing that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor is there anything that needs to be brought to the attention of the shareholders of the Company.

NOMINATION OF NON EMPLOYEE REPRESENTATIVE SUPERVISOR

The Company further announces that on 24 August 2017, the supervisory committee of the Company (the “Supervisory Committee”) considered and approved the resolution in relation to the nomination of Mr. Luo Zhaohui as a candidate for the Non Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company. The resolution shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. In addition, the qualification of Mr. Luo Zhaohui as a Supervisor is subject to the approval of the CIRC.

The biographical details of Mr. Luo Zhaohui are set out below:

Mr. Luo Zhaohui, born in 1974, worked at the Risk Management Department of China Life Insurance Company and the General Office of China Life Insurance (Group) Company from August 2002 to August 2013, and was appointed as the Senior Manager of the Comprehensive Information Division of the General Office of China Life Insurance (Group) Company in May 2009 and an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in August 2013. Mr. Luo Zhaohui was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November 2013 to October 2015, and was then appointed as the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in July 2016. Mr. Luo Zhaohui has been involved in strategic management related work for a long time, with considerable working experience in such aspects as risk management, market analysis and research, life insurance operation, as well as strategic planning and management. Mr. Luo Zhaohui, a senior economist, graduated from Peking University, majoring in Finance with a Doctoral Degree.

Commission File Number 001-31914

Mr. Luo Zhaohui will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Supervisory Committee. He is eligible for re-election upon expiry of his term. Mr. Luo Zhaohui will not receive any supervisor’s fee or remuneration from the Company.

Save as disclosed above, Mr. Luo Zhaohui has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Luo Zhaohui does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the nomination of Mr. Luo Zhaohui that needs to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 24 August 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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